                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)



                              Digirad Corporation
                              -------------------
                                (Name of Issuer)



                        COMMON STOCK, $0.0001 PAR VALUE
                        -------------------------------
                         (Title of Class of Securities)



                                   253827 10 9
                            -------------------------
                                 (CUSIP Number)



                                December 31, 2004
                                -----------------
                          (Date of Event Which Requires
                            Filing of This Statement)


         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                   [ ]     Rule 13d-1(b)

                   [ ]     Rule 13d-1(c)

                   [X]     Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  Page 1 of 7
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CUSIP No. 253827 10 9

--------------------------------------------------------------------------------
1.   Name of Reporting Persons               Kingsbury Associates, L.P.

     S.S. or I.R.S. Identification
     Nos. of Above Persons
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                             California
--------------------------------------------------------------------------------
               5.   Sole Voting Power                              1,144,960 (1)
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power                                0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power                         1,144,960 (1)
   PERSON
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power                           0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned
     by Each Reporting Person                                      1,144,960 (1)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount
     in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                     6.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------

-----------------
(1) Mr. Wollaeger is the general partner of Kingsbury Associates, L.P., which is a general partner of each of Kingsbury Capital Partners, L.P. II, Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P., IV. Mr. Wollaeger and Kingsbury Associates, L.P. disclaim beneficial ownership of the shares held by Kingsbury Capital Partners, L.P. II, Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P., IV., except to the extent of their respective pecuniary interests in the named fund. As general partner, Mr. Wollaeger has voting and investment power with respect to Kingsbury Associates, L.P., which, as general partner, has voting and investment power with respect to the shares held by Kingsbury Capital Partners, L.P. II, Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P., IV. Includes (i) 71 shares which may be acquired upon exercise of options held by Kingsbury Capital Partners, L.P. II, (ii) 35 shares which may be acquired upon exercise of warrants held by Kingsbury Capital Partners, L.P. III and (iii) 82 shares which may be acquired upon exercise of warrants held by Kingsbury Capital Partners, L.P., IV.


                                  Page 2 of 7
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CUSIP No. 253827 10 9

--------------------------------------------------------------------------------
1.   Name of Reporting Persons                   Timothy J. Wollaeger

     S.S. or I.R.S. Identification
     Nos. of Above Persons
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
               5.   Sole Voting Power                           1,223,872 (1)(2)
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power                           610,602 (1)(2)
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power                      1,223,872 (1)(2)
   PERSON
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power                      610,602 (1)(2)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned
     by Each Reporting Person                                   1,834,474 (1)(2)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount
     in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                    10.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                             IN
--------------------------------------------------------------------------------

-----------------
(2) Mr. Wollaeger is the managing director of Middleton, McNeil & Mills Associates V, LLC, the general partner of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG. Mr. Wollaeger disclaims beneficial ownership of the shares held by Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG, except to the extent of his pecuniary interests in the named fund. Mr. Wollaeger shares voting and investment power with respect to the shares held by Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG with the other managing directors of Middleton, McNeil & Mills Associates V, LLC. Includes 10,000 shares which may be acquired upon exercise of options held by Mr. Wollaeger.


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Item 1(a)           Name of Issuer:
                    --------------

                    Digirad Corporation


Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    13950 Stowe Drive
                    Poway, California  92064


Item 2(a)           Name of Person Filing:  This Schedule 13G is being filed on
                    ---------------------   behalf of the following persons:

                    (i)  Kingsbury Associates, L.P., and
                    (ii)  Timothy J. Wollaeger

Item 2(b)           Address of Principal Business Office or, if None, Residence:
                    -----------------------------------------------------------

                    c/o Kingsbury Associates, L.P.
                    4401 Eastgate Mall
                    San Diego, CA 92121


Item 2(c)           Citizenship:
                    -----------

                    Kingsbury Associates, L.P. is organized in the State of
                      California.
                    Mr. Wollaeger is a citizen of the United States.


Item 2(d)           Title of Class of Securities          Common Stock
                    ----------------------------


Item 2(e)           CUSIP Number:                         253827 10 9
                    ------------

Item 3.             If this statement is filed pursuant to Rule 13d-1(b) or
                    -------------------------------------------------------
                    13d-2(b), check whether the person filing is a:
                    -----------------------------------------------

             (a)    [ ]  Broker or Dealer registered under section 15 of the Act

             (b)    [ ]  Bank as defined in section 3(a)(6) of the Act

             (c)    [ ]  Insurance Company as defined in section 3(a)(19) of the
                         Act

             (d)    [ ]  Investment Company registered under section 8 of the
                      Investment Company Act

             (e)    [ ]  Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940

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             (f)    [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

             (g)    [ ]  Parent Holding Company, in accordance with section
                         240.13d-1(b)(ii)(G)

             (h)    [ ]  Group, in accordance with section
                         240.13d-1(b)(1)(ii)(H)

                    Not applicable.


Item 4.             Ownership.
                    ---------

                    The information in Items 1 and 5 through 11 on the cover pages (pp. 2-3) of this Schedule 13G is hereby incorporated by reference.


Item 5.             Ownership of Five Percent or Less of a Class.
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.             Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person.
                    -------

                    Not applicable.


Item 7.             Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company.
                    ----------------

                    Not applicable.


Item 8.             Identification and Classification of Members of the Group.
                    ---------------------------------------------------------

                    See Footnotes 1 and 2 to this Schedule 13G.


Item 9.             Notice of Dissolution of Group.
                    ------------------------------

                    Not applicable.

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Item 10.            Certification.
                    -------------

                    Not applicable.


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           KINGSBURY ASSOCIATES, L.P.


Date:  February 11, 2005                   By:  /s/  Timothy J. Wollaeger
                                               -------------------------------
                                                Timothy J. Wollaeger
                                                General Partner




Date:  February 11, 2005                        /s/  Timothy J. Wollaeger
                                               -------------------------------
                                               Timothy J. Wollaeger

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                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Digirad Corporation dated as of February 11, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                                           KINGSBURY ASSOCIATES, L.P.


Date:  February 11, 2005                   By:  /s/  Timothy J. Wollaeger
                                               -------------------------------
                                                Timothy J. Wollaeger
                                                General Partner



Date:  February 11, 2005                        /s/  Timothy J. Wollaeger
                                               -------------------------------
                                               Timothy J. Wollaeger